EXHIBIT 99.3

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2008

The following Management’s Discussion and Analysis (MD&A) provides a review of the financial condition and results of operations of Consolidated Mercantile Incorporated (“the Company”) for the three months ended March 31, 2008.  This MD&A should be read in conjunction with the Company’s March 31, 2008 unaudited interim consolidated financial statements included elsewhere herein.

In this document and in the Company’s unaudited interim consolidated financial statements, unless otherwise noted, all financial data is prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). All amounts, unless specifically identified as otherwise, in both the unaudited interim consolidated financial statements and this MD&A, are expressed in Canadian dollars.

Management’s Discussion and Analysis contains forward-looking statements, including statements concerning possible or assumed future results of operations of the Company.  Forward-looking statements typically involve words or phrases such as “believes”, “expects”, “anticipates”, “intends”, “foresees”, “estimates” or similar expressions.  Forward-looking statements involve risks, uncertainties and assumptions, as described from time to time in the Company’s reports and filed with the United States Securities and Exchange Commission and securities commissions in Canada, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. In addition, the Company expressly disclaims any obligation to publicly update or alter its previously issued forward-looking statements.

THE COMPANY

The business objective of the Company is to create and maximize shareholder value through internal growth of investments and acquisitions of companies having synergistic product lines and technologies, management strength and a presence in markets with the potential for sales of complementary products.  The Company’s investment strategy, which has been applied successfully in the past, is to assist operating units in taking advantage of their strengths by investment in and by the provision of management and merchant banking services, with the objective of creating added value to the Company and its shareholders.

Over the past number of years, the Company’s investment interests in both Polyair Inter Pack Inc. (“Polyair”) and Distinctive Designs Furniture Inc. (“Distinctive”) incurred substantial operating losses.  During 2007, Management of the Company spent considerable time and effort in assisting these business units in restructuring their operations and enhancing their ability to be more competitive in their respective industries.  These efforts provided the Company with the opportunity to maximize shareholder value, culminating in the December 2007 sale of both units.  With these divestiture transactions completed, the Company now has the financial and management resources to seek out new long-term strategic acquisitions with the potential for future growth.  In the interim period, the Company has invested a portion of its working capital in a combination of relatively short-term income producing assets.

RESULTS OF OPERATIONS

The financial data for 2006 and 2007 has been restated from statements previously presented to conform to the presentation of the 2007 Consolidated Financial Statements (see Notes 12 and 13 to the 2007 Consolidated Financial Statements).

The following table sets forth items derived from the unaudited interim consolidated statements of operations for each of the eight most recently completed quarters:

(In thousands of dollars, except per share amounts)

	2008		2007				2006
	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter

Revenue	$(66)	$135	$(228)	$238	$409	$(106)	$97	$(276)

Earnings (loss) from continuing operations	117	4,295	(436)	(197)	94	(901)	(82)	(1,872)

Earnings (loss) from discontinued operations	-	(384)	(335)	(256)	428	(1,687)	(2,297)	(1,109)

Net earnings (loss)	117	3,911	(771)	(453)	522	(2,588)	(2,379)	(2,981)
Earnings (loss) per share from continuing operations
Basic and diluted	$0.02	$0.84	$(0.08)	$(0.04)	$0.02	$(0.18)	$(0.02)	$(0.37)
Earnings (loss) per share from discontinued operations
Basic and diluted	$0.00	$(0.07)	$(0.07)	$(0.05)	$0.08	$(0.33)	$(0.45)	$(0.22)
Earnings (loss) per share
Basic and diluted	$0.02	$0.77	$(0.15)	$(0.09)	$0.10	$(0.51)	$(0.47)	$(0.59)

General

The following table sets forth items derived from the consolidated statements of operations for the three-month periods ended March 31, 2008 and 2007:

(In thousands of dollars)	2008	2007
Revenue (loss)	$(66)	$408
Expenses	184	(148)
Earnings (loss) on equity items	1	(152)
Earnings before income taxes	119	108
Income taxes	(2)	(14)
Earnings from continuing operations	117	94
Loss from discontinued operations	-	(203)
Share of earnings from discontinued operations of equity investee	-	631
Net earnings	$117	$522

Review of First Quarter Results March 31, 2008 and 2007

Revenue.  Loss from investments amounted to $66,043 for the first quarter of 2008 compared to investment revenue of $408,661 for the comparable 2007 period.  Investment results were impacted by the poor performance of the equity markets during the quarter.

Administrative and General Expenses.  Administrative and general expenses include fees for management and administrative services, legal and audit fees, and public company shareholder costs.  Administrative and general expenses for the three months ended March 31, 2008 and 2007 were $124,961 and $129,823 respectively.

Gain on Foreign Exchange. The Company holds certain amounts of its cash in United States dollars.  The Company incurred a foreign exchange gain of $308,476 during the three-month period ended March 31, 2008. This compares to a foreign exchange loss of $18,655 for the comparable 2007 period.  The gain for the three-month period ended March 31, 2008 resulted from the strengthening of the United States Dollar during the quarter.

Equity Earnings. Equity earnings was $1,488 for the first quarter of 2008 as compared to an equity loss of $152,358 for the comparable 2007 period.  On December 31, 2007, the Company completed a private sale of all of its remaining shareholdings in Polyair.  Equity loss for the first quarter of 2007 includes the Company’s share of equity loss of Polyair.

Income Tax Provision. The effective tax rate for the three months ended March 31, 2008 and 2007 was 1.3% and 12.6% respectively.  The difference between the Company’s statutory tax rate and its effective tax rate is primarily attributable to the permanent differences associated with the tax treatment of capital gain transactions and the valuation allowance provided against certain future tax benefits.

Discontinued Operations.  In August 2007 the Company announced its intention to initiate a process to sell its 50.33% investment interest in Distinctive.  Effective December 28, 2007 the Company sold its shares and the debt owed by Distinctive to Distinctive’s other major shareholder.  Accordingly, the operating results of Distinctive for the three months ended March 31, 2007, a loss of $203,222, have been classified by the Company as discontinued operations. The unaudited interim consolidated financial statements for the three-month period ended March 31, 2007 include the Company’s share of Polyair’s continuing and discontinued operations.  On December 31, 2007, the Company completed a private sale of all of its remaining shareholdings in Polyair.

Net Earnings (loss). Net earnings for the first quarter of 2008 was $117,363 as compared to net earnings of $522,214 in the comparable 2007 period. The net earnings for the first quarter of 2008 was impacted by the poor performance of the equity markets.  This was offset by the foreign exchange gain resulting from the strengthening of the Canadian Dollar.  Net earnings for the first quarter of 2007 include earnings of $98,234 from the Company’s continuing operations offset by the Company’s share of earnings from Discontinued Operations of Polyair.

Inflation. Inflation has not had a material impact on the results of the Company’s operations in its last quarter and is not anticipated to materially impact on the Company’s operations during its current fiscal year.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s principal sources of liquidity are cash on hand and short-term investments.

The Company's working capital amounted to $15.9 million at March 31, 2008 compared to $15.8 million at December 31, 2007.  The ratio of current assets to current liabilities increased to 13.3:1 at March 31, 2008 from 11.2:1 at December 31, 2007.

During the three months ended March 31, 2008 the Company’s cash position increased by approximately $0.2 million to $11.2 million from $11.0 million at December 31, 2007.  The net increase was due to the following:

-
Operating Activities decreased cash by $175,584.  This was a result of $120,588 in cash generated from operations, inclusive of an unrealized gain on foreign exchange of $303,243, offset by $296,172 of cash used for changes in non-cash components of working capital.

-	Financing Activities utilized $6,204 of cash for the purchase of common shares for cancellation.

-	Investing Activities increased cash by $374,478. This was due to the repayment of notes receivable of $812,459 offset by an increase in short-term investments of $437,981.

The Company’s ongoing expected costs include administrative expenses, fees for management and administrative services provided to the Company, legal and audit fees and public company shareholder costs.  Pending the acquisition of new long-term strategic operations, the Company expects to generate the revenue required in order to service these expenditures from interest and investment income.

RELATED PARTY TRANSACTIONS

The Company entered into transactions and had outstanding balances with various companies related by common ownership and management.  These transactions are in the normal course of business and are summarized as follows:

The Company paid to Forum Financial Corporation (“Forum”) an agreed upon fee of $60,000 for administrative, management and consulting services rendered for the three-month period ended March 31, 2008. These services include office, administrative and clerical services, including bookkeeping and accounting.  Forum also assists in the decision making process relating to the Company’s and its subsidiaries’ various investment interests. Fred A. Litwin, the President, a director and indirect controlling shareholder of the Company, is an officer, director and controlling shareholder of Forum. Stan Abramowitz is an officer and director of both the Company and Forum.

SHARE DATA

The following table sets forth the Outstanding Share Data for the Company as at May 14, 2008:

	Authorized	Issued

Preference Shares, issuable in series	Unlimited
Class A Preference shares $0.04 non-cumulative, non-voting, non-participating, $0.44 redeemable	Unlimited	315,544

Common Shares	Unlimited	5,077,207

RISKS AND UNCERTAINTIES

The Company is subject to a number of broad risks and uncertainties including general economic conditions.  In addition to these broad business risks, the Company has specific risks that it faces, the most significant of which are detailed below.

The Company’s return on its short-term investments is contingent upon the performance of the various professional managers and the public financial markets.

The Company currently holds and invests funds denominated in United States dollars.  The value of this currency fluctuates due to changes in the exchange rate which is beyond the control of the Company.  In the event that the Canadian dollar was to appreciate in value against the United States dollar this could have a negative financial impact on the Company. The Company, in the normal course of business, enters into forward exchange contracts, swaps and options to manage foreign currency exposures.

The risks and uncertainties discussed above highlight the more important factors that could significantly affect the Company’s operations and profitability.  They do not represent an exhaustive list of all potential issues that could affect the financial results of the Company.

OUTLOOK

Over the past few years, the Company’s former investment interests in both Distinctive and Polyair incurred substantial operating losses.  Management of the Company spent considerable time and effort in assisting these former business units in restructuring their operations and enhancing their ability to become more competitive in their respective industries.  These efforts provided the Company with the opportunity to maximize shareholder value, culminating in the December 2007 sale of both units.  With the divestiture transactions completed, the Company now has the financial and management resources to seek out new long-term strategic acquisitions with the potential for future growth.

Due to the relatively rapid time frame in which both sale transactions were completed, the Company is still evaluating its options which may include an acquisition and/or merger.  Management is also considering various other strategies designed to reduce costs and to enhance profitability.  In the interim, the Company’s working capital is held in a combination of cash and liquid marketable securities with risk-adjusted returns.  If one or more appropriate long-term strategic investment opportunities are identified, it is possible that a portion of our cash or near cash resources may be deployed into such investments. The Company seeks to acquire investments in which significant additional sales volumes can be generated by adding capacity, marketing and distribution resources.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s discussion and analysis of its results of operations and financial condition are based upon its consolidated financial statements that have been prepared in accordance with generally accepted accounting principles in Canada.  The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities.  Estimates and assumptions are evaluated on an ongoing basis and are based on historical and other factors believed to be reasonable under the circumstances.

The results of these estimates may form the basis of the carrying value of certain assets and liabilities and may not be readily apparent from other sources.  Actual results, under conditions and circumstances different from those assumed, may differ from estimates.

The Company believes the following accounting policy is critical to its business operations and the understanding of results of operations:

Future Income Taxes – The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax basis of the assets and liabilities.  Consistent with this policy, the Company recognizes future tax assets, net of a valuation allowance.  Changes in future profitability of the Company may impact the realization of these future tax assets.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Canadian Institute of Chartered Accountants (“CICA”) has issued Handbook Sections 3862 “Financial Instruments – Disclosures” and 3863 “Financial Instruments – Presentation”.  These new standards replace Handbook Section 3861 “Financial Instruments – Disclosure and Presentation” and enhance the disclosure of the nature and extent of risks arising from financial instruments and how the entity manages these risks.  These new standards have been adopted by the Company effective January 1, 2008.

The CICA has issued Handbook Section 1535 “Capital Disclosures”.  This section establishes standards for disclosures of both qualitative and quantitative information that enable users to evaluate the company’s objectives, policies and processes for managing capital.  These new standards have been adopted by the Company effective January 1, 2008.

In February 2008, the CICA issued amendments to Handbook Section 1000, “Financial Statement Concepts” to clarify the criteria for recognition of an asset and the timing of expense recognition.  The new requirements are effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. The Company will apply the amendments to Handbook Section 1000 commencing January 1, 2009.  The implementation of the amendments to Handbook Section 1000 will not have an impact on the Company’s results of operations, financial position and disclosures as these amendments are clarifications on the application of Handbook Section 1000.

In February 2008, the CICA issued a new accounting standard, Handbook Section 3064, concerning goodwill and intangible assets.  The new section replaced the existing guidance on goodwill and other intangible assets and research and development costs.  The new section provides additional guidance on measuring the cost of goodwill and intangible assets. The new standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008.  The Company is currently assessing the impact of the new standard but does not believe it will have any impact on the Company’s results of operations, financial position and disclosures.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s Annual Information Form, audited year-end financial results and unaudited quarterly financial results, can be accessed on SEDAR (www.sedar.com) in Canada and on EDGAR (www.sec.gov/edgar.shtml) in the United States.  For further information shareholders may also contact the Company by email at info@consolidatedmercantile.com